Exhibit 99.1

News Release
For immediate release
Calgary, Alberta
July 26, 2011

TSX: OPC

OPTI Canada Announces Delisting from TSX

OPTI Canada Inc. (“OPTI” or the “Company”) announced today that the Toronto Stock Exchange (“TSX”) has determined to delist the common shares of OPTI (symbol: OPC) effective at the close of market on August 26, 2011, following a hearing held on July 21, 2011. The delisting determination was imposed for failure to meet the continued listing requirements of the TSX as a result of OPTI’s proceeding under the Companies’ Creditor Arrangement Act (the “CCAA”) announced on July 13, 2011. OPTI’s common shares will remain suspended from trading until the delisting occurs. OPTI’s delisting from the TSX will not affect the payment equal to US$0.12 per common share as outlined in the Company’s transaction announcement on July 20, 2011.

The Company intends to apply for a listing on the TSX Venture Exchange (“TSXV”) as soon as possible. There can be no assurance that a listing on the TSXV or another exchange will be obtained.

More information about OPTI’s proceeding under the CCAA can be found at www.opticanada.com.

FORWARD-LOOKING INFORMATION
All amounts are in Canadian dollars unless specified otherwise. Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the Company’s ability to obtain a listing on the TSX-V or another exchange. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. Actual events or results may differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the availability and costs of financing; oil prices and market price for PSC™ and Premium Synthetic Heavy; and foreign currency exchange rates and derivative instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

For further information please contact:
Krista Ostapovich, Investor Relations
(403) 218-4705
ir@opticanada.com

OPTI Canada Inc.
Suite 1600, 555 – 4th Avenue SW
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425